[LETTERHEAD O’MELVENY & MYERS LLP]

March 12, 2012

VIA EDGAR AND HAND DELIVERY

Russell Mancuso, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Rexnord Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed February 22, 2012
File No. 333-174504

Dear Mr. Mancuso:

On behalf of Rexnord Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s supplemental responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 25, 2011 and your telephonic comments conveyed to me on March 6, 2012 (collectively, the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (as amended on July 8, 2011, August 15, 2011, November 22, 2011 and February 22, 2012, the “Registration Statement”). The Company is filing concurrently with this letter Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Telephonic comments are identified as such. Capitalized terms used and not defined herein have the meanings given in Amendment No. 5.

Russell Mancuso, March 12, 2012 - Page 2

Underwriting, page 122

Relationships, page 126

1.	We note the added disclosure here and on page 33 that “affiliates of certain of the underwriters are or may become holders of the 11.75% senior subordinated notes outstanding and, as a result, will receive a portion of the proceeds from this offering when such senior subordinated notes are repaid.” Please expand your disclosure to identify the underwriters whose affiliates hold the notes, quantify the principal amount of notes held by affiliates of the underwriters, and describe the material terms of the transactions in which they acquired these notes.

Response:

Revisions have been made to page 133 in response to the Staff’s comment.

Capitalization, page 34

2.	Telephonic comment: We note that the line item for “Total liabilities and stockholders’ deficit” appears to be mislabeled.

Response:

Revisions have been made to page 36 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 110-112.

3.	Telephonic comment: Please update the information in the narrative and the balances disclosed to be as of the latest practicable date.

Response:

Revisions have been made to pages 110-112 in response to the Staff’s comment.

* * * * * *

Russell Mancuso, March 12, 2012 - Page 3

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 408-2440 or (212) 326-2061 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William Kuesel

William Kuesel

of O’MELVENY & MYERS LLP

cc:	Patricia M. Whaley, Esq.
Kenneth V. Hallett, Esq., Quarles & Brady LLP
Gregory A. Ezring, Esq., Paul, Weiss, Rikfind, Wharton & Garrison LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP